Exhibit 99.1

Sapiens Reports Fourth Quarter and Full Year 2019 Financial Results

Holon, Israel, February 24, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the fourth quarter and full year ended December 31, 2019.

Summary Results for Fourth Quarter 2019 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q4-2019	Q4-2018	% Change		Q4-2019	Q4-2018	% Change
Revenue	$86.7	$73.3	18.3%		$86.7	$73.4	18.1%
Gross Profit	$34.9	$27.9	25.3%		$38.4	$31.3	22.6%
Gross Margin	40.3%	38.0%	230	bps	44.3%	42.7%	160	bps
Operating Income	$10.2	$6.6	55.3%		$14.3	$10.8	32.2%
Operating Margin	11.8%	9.0%	280	bps	16.5%	14.8%	170	bps
Net income (*)	$6.8	$3.8	82.1%		$10.6	$7.8	34.8%
Diluted EPS	$0.13	$0.07	85.7%		$0.21	$0.16	31.3%

Summary Results for Full Year 2019 (USD in millions, except per share data)

	GAAP				Non-GAAP
	2019	2018	% Change		2019	2018	% Change
Revenue	$325.7	$289.7	12.4%		$325.7	$290.3	12.2%
Gross Profit	$129.5	$109.6	18.2%		$143.0	$122.9	16.3%
Gross Margin	39.8%	37.8%	200	bps	43.9%	42.4%	150	bps
Operating Income	$37.9	$23.0	64.5%		$52.2	$39.6	32.0%
Operating Margin	11.6%	7.9%	370	bps	16.0%	13.6%	240	bps
Net income (*)	$26.2	$13.8	90.4%		$38.9	$28.1	38.6%
Diluted EPS	$0.52	$0.28	85.7%		$0.77	$0.56	37.5%

(*)	Attributable to Sapiens’ shareholders

“Sapiens finished 2019 on a very strong note with fourth quarter non-GAAP revenue reaching a record high of $86.7 million and non-GAAP operating margin improving by 170 basis points to 16.5%. For the full year, we advanced our business globally, growing revenue by 12.2% to $325.7 million, the high end of the annual guidance range, fueled by prior acquisitions that delivered increased market penetration with new products, particularly on the digital front. We grew our core business in both P&C, with double digit growth, and saw expansion in our L&A business towards the end of the year. Increased revenue, combined with significant operating leverage from our offshore operations, improved Sapiens 2019 non-GAAP operating margins by 240 basis points to 16.0%. This was a strong year of execution on many fronts, and I want to congratulate the Sapiens global team for their outstanding work in 2019,” stated Roni Al-Dor. president and CEO, Sapiens.

“The Sapiens global team delivered one of our most successful years to date with 34 new logos for 2019.” continued Mr. Al-Dor. Mr. Al-Dor concluded: “We are building a unified global platform of innovative digital insurance solutions and advancing our competitive position as a one-stop-shop for insurance software with enhanced products and services. The pipeline for 2020 is very robust and we see further opportunities to increase operating efficiencies and improve margins. We are introducing 2020 guidance for revenue in a range of $377 million to $383 million, and operating margin in a range of 16.0% to 16.5%.”

Quarterly Results Conference Call

Management will host a conference call and webcast today, February 24, 2020 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3- 9180609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until March 4, 2020, as follows:

North America: 1-888-295-2634; International: +972-3-925-5901

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation,  restructuring and cost reduction costs, tax adjustments related to non-GAAP adjustments, and acquisition-related costs, which pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, and reconciles Non-GAAP Operating Income to Adjusted EBITDA, adjusted for amortization and capitalization of capitalized software and amortization other intangible assets, stock-based compensation and acquisition-related costs, and valuation adjustment on acquired deferred revenues. The Company uses Adjusted EBITDA, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow while reducing the amounts for capitalization of software development costs and capital expenditures, and adds back payments related to investment in new campus in India, cash payments made for former acquisitions in respect of  future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, and were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2018, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Corporate Communications
Sapiens International
U.S. Mobile: +1 201-250-9414
Mobile: +972 54-9099039
Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	86,715	73,311	325,674	289,707
Cost of revenue	51,782	45,428	196,153	180,138

Gross profit	34,933	27,883	129,521	109,569

Operating expenses:
Research and development, net	10,233	8,284	37,378	34,414
Selling, marketing, general and administrative	14,477	13,016	54,274	52,133
Total operating expenses	24,710	21,300	91,652	86,547

Operating income	10,223	6,583	37,869	23,022

Financial and other expenses, net	1,019	829	2,768	3,957
Taxes on income	2,260	1,922	8,610	5,065

Net income	6,944	3,832	26,491	14,000

Attributable to non-controlling interest	110	80	244	215

Net income attributable to Sapiens’ shareholders	6,834	3,752	26,247	13,785

Basic earnings per share	0.14	0.08	0.53	0.28

Diluted earnings per share	0.13	0.07	0.52	0.28

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,109	49,920	50,031	49,827

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	51,009	50,210	50,653	50,106

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	86,715	73,433	325,674	290,297
Cost of revenue	48,313	42,113	182,662	167,353

Gross profit	38,402	31,320	143,012	122,944

Operating expenses:
Research and development, net	11,395	9,666	43,043	39,574
Selling, marketing, general and administrative	12,662	10,805	47,763	43,810
Total operating expenses	24,057	20,471	90,806	83,384

Operating income	14,345	10,849	52,206	39,560

Financial and other expenses, net	1,019	829	2,768	3,957
Taxes on income	2,663	2,114	10,298	7,325

Net income	10,663	7,906	39,140	28,278

Attributable to non-controlling interest	110	80	244	215

Net income attributable to Sapiens’ shareholders	10,553	7,826	38,896	28,063

Basic earnings per share	0.21	0.16	0.78	0.56

Diluted earnings per share	0.21	0.16	0.77	0.56

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,109	49,920	50,031	49,827

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	51,009	50,210	50,653	50,106

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	86,715	73,311	325,674	289,707
Valuation adjustment on acquired deferred revenue	-	122	-	590
Non-GAAP revenue	86,715	73,433	325,674	290,297

GAAP gross profit	34,933	27,883	129,521	109,569
Valuation adjustment on acquired deferred revenue	-	122	-	590
Amortization of capitalized software	1,499	1,247	5,668	4,859
Amortization of other intangible assets	1,970	2,068	7,823	7,926
Non-GAAP gross profit	38,402	31,320	143,012	122,944

GAAP operating income	10,223	6,583	37,869	23,022
Gross profit adjustments	3,469	3,437	13,491	13,375
Capitalization of software development	(1,162)	(1,382)	(5,665)	(5,160)
Amortization of other intangible assets	563	926	2,177	3,293
Stock-based compensation	282	472	1,405	1,942
Acquisition-related costs *)	970	813	2,929	3,088
Non-GAAP operating income	14,345	10,849	52,206	39,560

GAAP net income attributable to Sapiens’ shareholders	6,834	3,752	26,247	13,785
Operating income adjustments	4,122	4,266	14,337	16,538
Tax and other	(403)	(192)	(1,688)	(2,260)
Non-GAAP net income attributable to Sapiens’ shareholders	10,553	7,826	38,896	28,063

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018

Revenues	86,715	82,643	79,529	76,787	73,433
Gross profit	38,402	36,712	34,794	33,104	31,320
Operating income	14,345	13,530	12,581	11,750	10,849
Net income to Sapiens’ shareholders	10,553	10,412	9,541	8,390	7,826
Adjusted EBITDA	15,271	14,523	13,358	12,524	11,797

Basic earnings per share	0.21	0.21	0.19	0.17	0.16
Diluted earnings per share	0.21	0.21	0.19	0.17	0.16

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018

North America	41,787	44,413	39,216	38,149	34,974
Europe	37,504	30,273	33,881	32,193	30,850
Asia Pacific	3,781	4,087	3,515	3,670	3,140
South Africa	3,643	3,870	2,917	2,775	4,469

Total	86,715	82,643	79,529	76,787	73,433

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018

Cash-flow from operating activities	21,429	18,671	15,507	10,550	11,509
Increase in capitalized software development costs	(1,162)	(1,541)	(1,570)	(1,392)	(1,382)
Capital expenditures	(2,456)	(973)	(1,079)	(641)	(204)
Capital expenditures related to new campus in India	-	(6,325)	-	-	-
Free cash-flow	17,811	9,832	12,858	8,517	9,923

Capital expenditures related to new campus in India	-	6,325	-	-	-
Cash payments attributed to acquisition-related costs(*) (**)	200	100	1,692	1,608	790

Adjusted free cash-flow	18,011	16,257	14,550	10,125	10,713

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018

GAAP operating profit	10,223	6,583	37,869	23,022

Non-GAAP adjustments:
Amortization of capitalized software	1,499	1,247	5,668	4,859
Amortization of other intangible assets	2,533	2,994	10,000	11,219
Capitalization of software development	(1,162)	(1,382)	(5,665)	(5,160)
Stock-based compensation	282	472	1,405	1,942
Acquisition-related costs	970	813	2,929	3,088
Valuation adjustment on acquired deferred revenue	-	122	-	590

Non-GAAP operating profit	14,345	10,849	52,206	39,560

Depreciation	926	948	3,470	3,784

Adjusted EBITDA	15,271	11,797	55,676	43,344

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2019	2018
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	66,295	64,628
Trade receivables, net and unbilled receivables	50,221	59,159
Investment in deposit	22,890	-
Other receivables and prepaid expenses	7,817	6,224

Total current assets	147,223	130,011

LONG-TERM ASSETS
Property and equipment, net	16,601	8,515
Severance pay fund	5,106	4,699
Goodwill and intangible assets, net	228,691	231,348
Operating lease right-of-use assets	49,539	-
Other long-term assets	5,261	4,292

Total long-term assets	305,198	248,854

TOTAL ASSETS	452,421	378,865

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,107	6,149
Current maturities of Series B Debentures	9,898	9,898
Accrued expenses and other liabilities	60,574	46,999
Current maturities of operating lease liabilities	8,312	-
Deferred revenue	21,021	18,057

Total current liabilities	104,912	81,103

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	58,850	68,577
Deferred tax liabilities	5,082	11,681
Other long-term liabilities	8,321	9,398
Long-term operating lease liabilities	43,394	-
Accrued severance pay	6,364	5,622

Total long-term liabilities	122,011	95,278

EQUITY	225,498	202,484

TOTAL LIABILITIES AND EQUITY	452,421	378,865

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

U.S. dollars in thousands

	For the twelve months ended December 31,
	2019	2018
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	26,491	14,000
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,138	19,862
Accretion of discount on Series B Debentures	171	194
Capital gain from sale of property and equipment	(40)	-
Stock-based compensation related to options issued to employees	1,405	1,942

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	10,514	(7,588)
Deferred tax assets	(6,441)	(1,567)
Other operating assets	6,726	509
Trade payables	(1,476)	(1,870)
Other operating liabilities	6,667	(174)
Deferred revenues	2,747	2,349
Severance pay	255	43

Net cash provided by operating activities	66,157	27,700

Cash flows from investing activities:
Purchase of property and equipment	(11,474)	(1,914)
Investment in deposit	(24,009)	-
Payments for business acquisition, net of cash acquired	(1,554)	(18,507)
Proceeds from sale of property and equipment	834	-
Capitalized software development costs	(5,665)	(5,160)

Net cash used in investing activities	(41,868)	(25,581)

Cash flows from financing activities:
Proceeds from employee stock options exercised	780	895
Distribution of dividend	(11,009)	(9,978)
Repayment of Series B Debentures	(9,898)	-
Repayment of loan	(4)	(237)
Payment of contingent considerations	(374)	(61)
Dividend to non-controlling interest	(149)	(47)

Net cash provided by financing activities	(20,654)	(9,428)

Effect of exchange rate changes on cash and cash equivalents	(1,968)	470

Increase (decrease) in cash and cash equivalents	1,667	(6,839)
Cash and cash equivalents at the beginning of period	64,628	71,467

Cash and cash equivalents at the end of period	66,295	64,628

Debentures Covenants

As of December 31, 2019, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding minority interest): above $120 million.

●	Actual shareholders’ equity equal to $224 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) bellow 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to 1.58%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to 0.07.